SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934*

METAVANTE TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

591407101

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019-6099

(212) 728-8000

October 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 591407101		Page 2 of 14 pages

1	Names of Reporting Persons WPM, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

Schedule 13D/A

CUSIP No. 591407101		Page 3 of 14 pages

1	Names of Reporting Persons WPM GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

Schedule 13D/A

CUSIP No. 591407101		Page 4 of 14 pages

1	Names of Reporting Persons Warburg Pincus Private Equity IX, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

Schedule 13D/A

CUSIP No. 591407101		Page 5 of 14 pages

1	Names of Reporting Persons Warburg Pincus IX LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

Schedule 13D/A

CUSIP No. 591407101		Page 6 of 14 pages

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) CO

Schedule 13D/A

CUSIP No. 591407101		Page 7 of 14 pages

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

Schedule 13D/A

CUSIP No. 591407101		Page 8 of 14 pages

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

Schedule 13D/A

CUSIP No. 591407101		Page 9 of 14 pages

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

Schedule 13D/A

CUSIP No. 591407101		Page 10 of 14 pages

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 8, 2007, as previously amended by Amendment No. 1, filed on March 4, 2008, by Amendment No. 2, filed on September 16, 2008, by Amendment No. 3, filed on December 16, 2008, and by Amendment No. 4, filed on April 2, 2009 (as amended, the “Schedule 13D”), and is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of Metavante Technologies, Inc., a Wisconsin corporation (“Metavante Technologies”).

Unless set forth below, all previous Items are unchanged, and capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On October 1, 2009, pursuant to the terms of the Merger Agreement and upon satisfaction of the conditions set forth therein, Metavante Technologies was merged with and into the Merger Subsidiary (the “Merger”), with the Merger Subsidiary as the surviving corporation.  At the Effective Time on October 1, 2009, by virtue of the Merger, all shares of Common Stock were automatically cancelled and ceased to exist and thereafter represented only the right to receive 1.35 fully paid and non-assessable shares of common stock, par value $0.01, of Fidelity National Information Systems, Inc. (and cash in lieu of fractional shares).  As a result, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.	Interests in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b) As a result of the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock.  As such, the Reporting Persons no longer have any voting or dispositive power over any Common Stock.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except for the transactions described herein, during the last sixty (60) days, there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e) As a result of the consummation of the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2009	WPM, L.P.

By: WPM GP, LLC, its general partner

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director and Secretary

Dated: October 2, 2009	WPM GP, LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director and Secretary

Dated: October 2, 2009	WARBURG PINCUS PRIVATE EQUITY IX, L.P.

	By:	Warburg Pincus IX LLC, its general partner

	By:	Warburg Pincus Partners, LLC, its sole member

	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 2, 2009	WARBURG PINCUS IX LLC

	By:	Warburg Pincus Partners, LLC, its sole member

	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 2, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 2, 2009	WARBURG PINCUS PARTNERS, LLC

	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: October 2, 2009	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: October 2, 2009	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: October 2, 2009	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.